June 5, 2018

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Office of Consumer Products

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	GS Acquisition Holdings Corp (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-225035)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Goldman Sachs & Co. LLC, for itself and as representative of the other underwriters, hereby joins the request of GS Acquisition Holdings Corp that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:30 p.m., Eastern Time, on June 7, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

The following is supplemental information supplied under Rule 460 under the Securities Act:

(i)	Date of preliminary prospectus: June 4, 2018

(ii)	Dates of distribution: June 4. 2018 through the date hereof

(iii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 1

(iv)	Number of prospectuses furnished to underwriters, dealers, institutions and others: 1,920

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

On behalf of themselves and the several

Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Bennett Schachter

Name: Bennett Schachter

Title:   Managing Director

[Signature Page to Acceleration Request Letter]